FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	0001243106c 202
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K/A, January 10, 2005, Series 2004-12	333-120916

Name of Person Filing the Document
(If Other than the Registrant)



05001149

E

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.

By: /s/ Baron Silverstein
Name: Baron Silverstein
Title: Vice President

Dated: January 10, 2005

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS
BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS



BSARM-0412 AE (II-A-2)

Pricing

Dated Date:	12/1/04	WAC:	.00
Trade Date:	3/23/04	WAM:	.00
Settle Date:	12/30/04	Type:	
Date of 1st CF:	1/25/05	Collateral	
Pmts Per Year:		Cumulative Prepayment	
Manager:	BEARS		
Face:	608,752,965.37		
Speed Assump:			

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Desc:	AE	P-Des:	AE
Cusip:	07384M6K3	Description:	5/1 ARM
Orig. Bal:	250,000,000.00	Current Bal:	250,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.26	Cpn Mult:	
Cap:		Floor:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

FASTrader
BSARM-0412 AE (II-A-2)

Settlement Date: 12/30/2004   Valuation Date: 12/31/2004   Yield Curve: USD Swap

Results

1YR_TRES	2.76000	2.76000	2.76000	2.76000	2.76000
1Y_LIB	3.08000	3.08000	3.08000	3.08000	3.08000
6M_LIB	2.77000	2.77000	2.77000	2.77000	2.77000
PUT_FLAG	.00000	.00000	.00000	.00000	.00000
Prepay	0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
STEP_OVERRIDE	.00000	.00000	.00000	.00000	.00000

Price	99:20	Yield	4.83	4.65	4.48	4.40	4.39
Price	99:24	Yield	4.82	4.63	4.43	4.32	4.29
Price	99:28	Yield	4.81	4.61	4.39	4.25	4.19
Price	100:0	Yield	4.80	4.58	4.34	4.18	4.09
Price	100:4	Yield	4.79	4.56	4.30	4.10	3.99
Price	100:8	Yield	4.78	4.54	4.25	4.03	3.89
Price	100:12	Yield	4.77	4.52	4.21	3.95	3.79

Security	% of Orig. Bal	Face Value
BSARM-0412 AE (II-A-2)	100.00	250,000,000.00

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
USD Swap	2.40	2.56	2.78	3.10	3.44	3.67	3.86	4.02	4.18	4.31

USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
USD Swap	4.43	4.54	4.63	4.71	4.79	4.85	4.91	4.97	5.13	5.23



BEAR STEARNS

FASTrader

BSARM-0412 AE (II-A-2)

12/31/2004 12:54
kingsley
Page 2 of 2

Global Assumptions

Settlement Date : 30-Dec-2004
Pricing Date : 31-Dec-2004
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.400	2.564	2.781	3.100	3.439	3.665	3.855	4.023	4.176	4.308
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.431	4.538	4.633	4.713	4.793	4.853	4.914	4.974	5.132	5.228

Specific Parameters

Scenario	Prepay	1YR_TRES	1Y_LIB	6M_LIB	PUT_FLAG	STEP_OVERRIDE
1	0.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
2	10.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
3	25.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
4	40.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
5	50.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000



BEAR STEARNS

FASTrader
BSARM-0412 AA (I-A-1)

BSARM-0412 AA (I-A-1)

Pricing

Dated Date:	12/1/04	
Trade Date:	12/23/04	WAC: .00
Settle Date:	12/30/04	WAM: .00
Date of 1st CF:	1/25/05	Type:
Pmts Per Year:		Collateral
Manager:	BEARS	Cumulative Prepayment
Face:	608,752,965.37	
Speed Assumpt.:		

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	AA	P-Des:	AA
Cusip:	0738M6F4	Description:	3/1 ARM
Orig. Bal:	258,177,000.00	Current Bal:	258,177,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.29	Cpn Mult.:	
Cap:		Floor:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

Settlement Date: 12/30/2004   Valuation Date: 12/31/2004   Yield Curve: USD Swap

Results

	2.76000	2.76000	2.76000	2.76000	2.76000
1YR_TRES					
1Y_LIB	3.08000	3.08000	3.08000	3.08000	3.08000
6M_LIB	2.77000	2.77000	2.77000	2.77000	2.77000
PUT_FLAG	.00000	.00000	.00000	.00000	.00000
STEP_OVERRIDE	.00000	.00000	.00000	.00000	.00000
Prepay	0% CPR	10% CPR	25% CPR	40% CPR	50% CPR

Price 100:1	Yield	4.93	4.75	4.50	4.28	4.16
Price 100:5	Yield	4.92	4.73	4.46	4.21	4.06
Price 100:9	Yield	4.91	4.71	4.41	4.13	3.96
Price 100:13	Yield	4.90	4.69	4.37	4.06	3.86
Price 100:17	Yield	4.89	4.66	4.32	3.99	3.76
Price 100:21	Yield	4.88	4.64	4.28	3.91	3.67
Price 100:25	Yield	4.87	4.62	4.23	3.84	3.57

Security	% of Orig. Bal	Face Value
BSARM-0412 AA (I-A-1)	100.00	258,177,000.00

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
USD Swap	2.40	2.56	2.78	3.10	3.44	3.67	3.86	4.02	4.18	4.31
	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
USD Swap	4.43	4.54	4.64	4.72	4.80	4.86	4.92	4.98	5.13	5.23

BEAR STEARNS

FASTrader

BSARM-0412 AA (I-A-1)

12/31/2004 12:46
kingsley
Page 2 of 2



Global Assumptions

Settlement Date : 30-Dec-2004
Pricing Date : 31-Dec-2004
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.400	2.564	2.781	3.100	3.435	3.666	3.857	4.025	4.177	4.310
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.433	4.540	4.635	4.715	4.795	4.855	4.915	4.975	5.133	5.229

Specific Parameters

Scenario	Prepay	1YR_TRES	1Y_LIB	6M_LIB	PUT_FLAG	STEP_OVERRIDE
1	0.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
2	10.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
3	25.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
4	40.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
5	50.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000

BEAR STEARNS


FAST
FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

FASTrader
BSARM-0412 AF (II-A-3)

Settlement Date: 12/30/2004   Valuation Date: 12/31/2004   Yield Curve: USD Swap

BSARM-0412 AF (II-A-3)

Dated Date:	12/1/04	Pricing
Trade Date:	3/23/04	WAC: .00
Settle Date:	12/30/04	WAM: .00
Date of 1st CF:	1/25/05	Type:
Pmts Per Year:		Collateral
Manager:	BEARS	Cumulative Prepayment
Face:	60B,752,965.37	
Speed Assumpt:		

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	AF	P-Des:	AF
Cusip:	0738AM6M9	Description:	5/1 ARM
Orig. Bal:	50,000,000.00	Current Bal:	50,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	3.54	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

Results

		0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
1YR_TRES		2.76000	2.76000	2.76000	2.76000	2.76000
1Y_LIB		3.08000	3.08000	3.08000	3.08000	3.08000
6M_LIB		2.77000	2.77000	2.77000	2.77000	2.77000
PUT_FLAG		.00000	.00000	.00000	.00000	.00000
Prepay		.00000	.00000	.00000	.00000	.00000
STEP_OVERRIDE		.00000	.00000	.00000	.00000	.00000
Price 98:12	Yield	4.68	4.45	4.34	4.49	4.72
Price 98:16	Yield	4.67	4.43	4.30	4.42	4.62
Price 98:20	Yield	4.66	4.41	4.25	4.34	4.51
Price 98:24	Yield	4.65	4.39	4.21	4.26	4.41
Price 98:28	Yield	4.64	4.37	4.16	4.19	4.31
Price 99:0	Yield	4.63	4.35	4.12	4.11	4.21
Price 99:4	Yield	4.62	4.32	4.07	4.04	4.11

Security	% of Orig. Bal	Face Value
BSARM-0412 AF (II-A-3)	100.00	50,000,000.00

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
USD Swap	2.40	2.56	2.78	3.10	3.44	3.66	3.86	4.02	4.18	4.31
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.43	4.54	4.64	4.72	4.80	4.86	4.92	4.98	5.13	5.23



BEAR STEARNS

FASTrader

BSARM-0412 AF (II-A-3)

12/31/2004 12:52
kingsley
Page 2 of 2

Global Assumptions

Settlement Date : 30-Dec-2004
Pricing Date : 31-Dec-2004
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.400	2.564	2.781	3.100	3.439	3.664	3.855	4.025	4.177	4.310
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.433	4.540	4.635	4.715	4.795	4.855	4.915	4.975	5.133	5.228

Specific Parameters

Scenario	Prepay	1YR_TRES	1Y_LIB	6M_LIB	PUT_FLAG	STEP_OVERRIDE
1	0.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
2	10.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
3	25.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
4	40.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
5	50.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000



BEAR STEARNS

FAST — FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

FASTrader
BSARM-0412 A3 (III-A-1)

BSARM-0412 A3 (III-A-1)

Pricing

Dated Date:	12/1/04	WAC: .00
Trade Date:	3/23/04	WAM: .00
Settle Date:	12/30/04	Type:
Date of 1st CF:	1/25/05	
Pmts Per Year:		Collateral
Manager:	BEARS	Cumulative Prepayment
Face:	60R,752,965.37	
Speed Assumpt:		

Monthly Prepayment
Date   PSA   CPR

Deal Comments

Tranche Details

Des:	A3	P-Des:	A3
Cusip:	07384M6P2	Description:	7/1 ARM
Orig. Bal:	66,998,000.00	Current Bal:	66,998,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.20	Cpn Mult:	
Cap:		Floor:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
		Current Pac:	Original Pac:
		S&P:	Fitch:
		Moody:	Duff:

Coupon Formulas
Formula

Results

Settlement Date: 12/30/2004   Valuation Date: 12/31/2004   Yield Curve: USD Swap

1YR_TRES	Yield	2.76000	2.76000	2.76000	2.76000	2.76000
1Y_LIB	Yield	3.08000	3.08000	3.08000	3.08000	3.08000
6M_LIB	Yield	2.77000	2.77000	2.77000	2.77000	2.77000
PUT_FLAG		.00000	.00000	.00000	.00000	.00000
STEP_OVERRIDE		.00000	.00000	.00000	.00000	.00000
Prepay		0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
Price 100:17	Yield	5.10	5.06	4.93	4.73	4.55
Price 100:21	Yield	5.09	5.03	4.88	4.65	4.45
Price 100:25	Yield	5.08	5.01	4.84	4.58	4.36
Price 100:29	Yield	5.07	4.99	4.79	4.50	4.26
Price 101:1	Yield	5.06	4.97	4.75	4.43	4.16
Price 101:5	Yield	5.05	4.95	4.70	4.35	4.06
Price 101:9	Yield	5.04	4.92	4.66	4.28	3.96

Security	% of Orig. Bal	Face Value
BSARM-0412 A3 (III-A-1)	100.00	66,998,000.00

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
USD Swap	2.40	2.56	2.78	3.10	3.44	3.66	3.85	4.02	4.18	4.31
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
USD Swap	4.43	4.54	4.63	4.71	4.79	4.85	4.91	4.97	5.13	5.23



BEAR STEARNS

FASTrader
BSARM-0412 A3 (III-A-1)

12/31/2004 12:53
kingsley
Page 2 of 2

Global Assumptions

Settlement Date : 30-Dec-2004
Pricing Date : 31-Dec-2004
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.400	2.564	2.781	3.100	3.439	3.664	3.855	4.023	4.176	4.308
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.431	4.538	4.633	4.713	4.793	4.853	4.914	4.974	5.132	5.228

Specific Parameters

Scenario	Prepay	1YR_TRES	1Y_LIB	6M_LIB	PUT_FLAG	STEP_OVERRIDE
1	0.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
2	10.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
3	25.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
4	40.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000
5	50.0000 CPR	2.76000	3.08000	2.77000	.00000	.00000

FAST
FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

New Issue Marketing Materials

$1,092,425,150 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2004-12,

Wells Fargo Bank, N.A.
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller

Structured Asset Mortgage Investments II Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of December 1, 2004.

December 28, 2004

$1,092,425,150 (approx)
Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2004-12,
Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings S&P/Moodys	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
I-A-1	$258,177,150	AAA/Aaa	6.30%	WAC (3)	3-Yr. Hybrid	Group 1 Senior PT
I-X-1	Notional	AAA/Aaa	6.30%	Fixed (4)	3-Yr. Hybrid	Group 1 Senior IO
II-A-1	$ 359,386,000	AAA/Aaa	6.30%	WAC (5)	5-Yr. Hybrid	Group 2-1 Senior PT
II-X-1	Notional	AAA/Aaa	6.30%	Fixed (6)	5-Yr. Hybrid	Group 2-1 Senior IO
II-A-2	$ 250,000,000	AAA/Aaa	6.30%	WAC (7)	5-Yr. Hybrid	Group 2-2 Senior PT
II-X-2	Notional	AAA/Aaa	6.30%	Fixed (8)	5-Yr. Hybrid	Group 2-2 Senior IO
II-A-3	$ 50,000,000	AAA/Aaa	6.30%	WAC (9)	5-Yr. Hybrid	Group 2-3 Senior PT
II-X-3	Notional	AAA/Aaa	6.30%	Fixed (10)	5-Yr. Hybrid	Group 2-3 Senior IO
III-A-1	$ 66,998,000	AAA/Aaa	6.30%	WAC (11)	7-Yr. Hybrid	Group 3 Senior PT
IV-A-1	$ 50,425,000	AAA/Aaa	6.30%	WAC (12)	10-Yr. Hybrid	Group 4 Senior PT
M-1	$ 11,598,000	AA+/Aa1	5.25%	WAC (13)	Total Portfolio	Crossed Subordinate
B-1	$ 10,494,000	AA+/Aa2	4.30%	WAC (13)	Total Portfolio	Crossed Subordinate
B-2	$ 16,569,000	AA/A2	2.80%	WAC (13)	Total Portfolio	Crossed Subordinate
B-3	$ 12,150,000	A/Baa2	1.70%	WAC (13)	Total Portfolio	Crossed Subordinate
B-4	$ 6,628,000	BBB	1.10%	WAC (13)	Total Portfolio	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and rating agency analysis.

(3) Up to and including the Distribution Date in [December 2007], the Class I-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 1 Mortgage Loans minus 0.577%. After the Distribution Date in [December 2007], the Class I-A-1 Certificates will bear interest at the weighted average Net Rates of the Group 1 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.295%].

(4) Up to and including the Distribution Date in [December 2007], the Class I-X Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to [0.577%]. After the Distribution Date in [December 2007], the Class I-X Certificates will have a notional balance equal to zero and will not bear any interest.

(5) Up to and including the Distribution Date in [December 2009], the Class II-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 2-1 Mortgage Loans minus 0.489%. After the Distribution Date in [December 2009], the Class II-A-1 Certificates will bear interest at the weighted average Net Rates of the Group 2-1 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.589%].

(6) Up to and including the Distribution Date in [December 2009], the Class II-X-1 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to [0.489%]. After the Distribution Date in [December 2009], the Class II-X-1 Certificates will have a notional balance equal to zero and will not bear any interest.

(7) Up to and including the Distribution Date in [December 2009], the Class II-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 2-2 Mortgage Loans minus [0.818%]. After the Distribution Date in [December 2009], the Class II-A-2 Certificates will bear interest at the weighted average Net Rates of the Group 2-2 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.260%].

(8) Up to and including the Distribution Date in [December 2009], the Class II-X-2 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to [0.818%]. After the Distribution Date in [December 2009], the Class II-X-2 Certificates will have a notional balance equal to zero and will not bear any interest.

(9) Up to and including the Distribution Date in [December 2009], the Class II-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 2-3 Mortgage Loans minus [1.538%]. After the Distribution Date in [December 2009], the Class II-A-3 Certificates will bear interest at the weighted average Net Rates of the Group 2-3 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [3.540%].

(10) Up to and including the Distribution Date in [December 2009], the Class II-X-3 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to [1.538%]. After the Distribution Date in [December 2009], the Class II-X-3 Certificates will have a notional balance equal to zero and will not bear any interest.

(11) The Class III-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 3 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.200%].

(12) The Class IV-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 4 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.225%].

(13) The Class M and B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the weighted average of the Net Rates of the Mortgage Loans in each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.044%].

Mortgage Pass-Through Certificates, Series 2004-12,
Computational Materials: Preliminary Term Sheet

Depositor/Seller: Structured Asset Mortgage Investments II Inc. ("SAMI II").

Master Servicer: Wells Fargo Bank, N.A.

Trustee/Paying Agent: U.S. Bank National Association.

Underlying Originator: The Mortgage Loans were originated by GMAC Mortgage Corporation (approx. 38%), Countrywide Home Loans, Inc. (approx. 34%), American Mortgage Network (approx. 12%), Cendant Mortgage Corporation (approx. 6%) and 5 other originators each under 5%.

Underlying Servicer: The Mortgage Loans are serviced by GMAC Mortgage Corporation (approx. 38%), Countrywide Home Loans, Inc. (approx. 34%), EMC Mortgage Corporation (approx. 12%), EverHome (approx. 8%), Cendant Mortgage Corporation (approx. 6%), Chevy Chase (less than 1%) and Bank of America (less then 1%).

Cut-off Date: December 1, 2004.

Closing Date: December 30, 2004.

Rating Agencies: The rating agencies include Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's").

Legal Structure: One or more REMIC.

Optional Call: 10% cleanup call.

Distribution Date: 25th of each month, or next business day, commencing January 25, 2005.

Remittance Type: Scheduled/Scheduled.

Form of Registration: The investment grade Certificates will be issued in book-entry form through DTC.

Cross-Collateralization: The Class M and Class B Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool.

ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar law.
SMMEA:	The Senior and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Advancing Obligation:	The Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.
Compensating Interest:	The Underlying Servicer is required to cover interest shortfalls as a result of full and partial prepayments to the extent of their aggregate servicing compensation.
Interest Accrual Period:	The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (29 days).
Other Certificates:	The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-5	$ 4,971,000	WAC (see footnote 13)
Class B-6	$ 4,418,000	WAC (see footnote 13)
Class B-7	$ 2,761,992	WAC (see footnote 13)

Collateral Description:	As of December 1, 2004, the aggregate principal balance of the Mortgage Loans described herein is approximately $1.1 billion. The Mortgage Loans are conventional, adjustable rate One-Year LIBOR, Six-Month LIBOR or One-Year CMT indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. All the remaining mortgage loans fully amortize over their original terms (generally 30-years).

Bear, Stearns & Co. Inc. ARM Desk (212) 272-4976   **December 28, 2004**

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool.

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
1	24.95%	5.173%	4.872%	359	2.370%	2.070%	3.329%	1.848%	10.754%	36
2	63.71%	5.395%	5.078%	359	2.366%	2.050%	5.107%	1.971%	10.207%	59
3	6.47%	5.474%	5.204%	359	2.342%	2.072%	4.983%	1.965%	10.302%	83
4	4.87%	5.527%	5.262%	359	2.707%	2.441%	4.889%	1.931%	10.356%	119
Totals:	100%	5.351%	5.044%	359	2.382%	2.076%	4.645%	1.938%	10.357%	58

Approximately 79% (by principal balance) of the mortgage pool allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term. The remaining mortgage loans fully amortize over their original term (generally 30-years).

NOTE: the information related to the Mortgage Loans described herein reflects information as of the December 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards:

The Mortgage Loans were underwritten to the guidelines of the originator as more fully described in the prospectus supplement

Credit Enhancement:

Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class M and Class B Certificates are cross-collateralized and provide credit enhancement for the Class I-A-1, Class I-X-1, Class II-A-1, Class II-X-1, Class II-A-2, Class II-X-2, Class II-A-3, Class II-X-3, Class III-A-1, and Class IV-A-1 Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the

Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:
1. Payment of interest to the holders of the Class I-A-1, Class I-X-1, Class II-A-1, Class II-X-1, Class II-A-2, Class II-X-2, Class II-A-3, Class II-X-3, Class III-A-1 and Class IV-A-1 Certificates at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof);

2. Payment of principal to the holders of the Class I-A-1, Class II-A-1, Class II-A-2, Class II-A-3, Class III-A-1 and Class IV-A-1 Certificates pro rata in an amount equal to their respective Group's Senior Optimal Principal Amount; and

3. Payment of interest and principal sequentially to the Class M and Class B Certificates in order of their numerical class designations, beginning with the Class M-1 Certificates then the B-1 Certificates, so that each such Class shall receive (a) Interest at a rate equal to the Pass-Through Rate (as described on page 2 hereof), and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including December 2011. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40% and 20% of the Subordinate Percentage over the next four years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to December 2007, 20% or b) after December 2007, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero.

Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class I-A-1 Certificates, Realized Losses on the Group II Mortgage Loans will be allocated to the Class II-A-1 Certificates, Realized Losses on the Group III Mortgage Loans will be allocated to the Class III-A-1 Certificates and Realized Losses on the Group IV Mortgage Loans will be allocated to the Class IV-A-1 Certificates.

STATEMENT REGARDING ASSUMPTIONS
AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.